GRAND MOTION, INC.

c/o State Agent and Transfer Syndicate, Inc.

112 North Curry St.

Carson City, NV, 89703

Fax: (775) 882-8628

March 7, 2008

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20002

Mail Stop: 4561

Attention: William H. Demarest

Re: Grand Motion, Inc. – Form 8-K filed March 3, 2008 - File No. 333-141094

Dear Mr. Demarest:

In response to your letter dated March 5, 2008 concerning the change to a non-U.S. based auditor, we provide the following responses:

We expect that a majority of our assets in the future will be located outside the U.S. and likewise expect that a majority of the management and Board of Directors will be based outside of the U.S. as disclosed in our recent 10-KSB filing.  In addition, both the majority of our accounting workpapers and audit work will be located outside the U.S.

In addition to the foregoing, we respectfully submit that in accordance with PCAOB Rule 2100, a public accounting firm that prepares or issue any audit report with respect to any issuer must be registered with the Board, whether domestic or foreign.  The PCAOB rules do not establish or specify that an audit of a domestic registrant with SEC must be audited by a domestic public accounting firm.  Article 2 of Regulation S-X establishes qualifications of an auditor, however it does specifically address that a domestic registrant must be audited by a domestic public accounting firm.  We have read Section 5K of “International Reporting and Disclosure Issues in the Division of Corporation Finance,” specifically “Issuers Other than Foreign Private Issuers.”  It is the Staff’s interpretation of Article 2 to require the audit report on the financial statements of a registrant that is not a foreign private issuer to be rendered ordinarily by an auditor licensed in the U.S.  However, the Staff in determining whether to accept a report from a non-US auditor assesses the quality controls, including completion of filing reviewer procedures as described in Section IV C International Reporting and Disclosure Issues in the Division of Corporation Finance.  Our auditors, Danziger & Hochman, are duly licensed charted accountants in Canada, registered with the PCAOB and recently have undergone a review by the PCAOB in July 2006.  Additionally, Danziger & Hochman currently audits several other SEC reporting companies.  Accordingly, we believe our auditors meet the qualifications as outlined in Article 2 of Regulation S-X even if our operations and corporate office where located in U.S.

We thank you for your considerations on this matter.

Yours truly,

 /s/ Jim Akrivos

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 Grand Motion, Inc.

Jim Akrivos, President